Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

Creating a New Global Innovator

All stock transaction
with new company
valued at approximately $29B

Applied Materials and Tokyo Electron combining
in a merger of equals
With synergies and
share repurchase,
combination to be accretive exiting 1
st
full fiscal year
Today’s Announcement
Creates a new global innovator in
Precision Materials Engineering
and
Patterning
expect

Combination
creates value
for our
shareholders
Company structure to enable
higher cash returns to investors
Brings together complementary
leading technologies and
products in semiconductor
and display
Mutual commitment to
improve profitability

4 4 New company’s capabilities and structure Addressing our customers’ needs Positioned for growth at market inflections Transaction and shareholder value Financial model

Joined TEL in 1977
Held a variety of senior
management positions, in
sales, product management
General Manager of a
major division
Appointed President and
CEO in 1996
Elected Chairman in 2003
Chairman of the
Semiconductor Equipment
Association of Japan
between 2005 and 2011,
currently serves as
Vice Chairman
Long-serving member of the
board of directors at SEMI
SEMI’s Chairman in 2004
and 2005
Tetsuro (Terry) Higashi
Tokyo Electron Chairman and CEO
35 years with TEL Industry Champion

APPLIED MATERIALS

TOKYO ELECTRON

APPLIED MATERIALS TOKYO ELECTRON

1. LTM = Last Twelve Months through June 2013 for TEL and July 2013 for Applied
2. TEL revenue of $5.4B assumes average yearly exchange rate of 0.86 JPY / USD
FOUNDED: November, 1967 November, 1963
HEADQUARTERS: Santa Clara, California, USA Tokyo, Japan
EMPLOYEES: ~15,000 worldwide ~12,000 worldwide
PATENTS: ~10,500 issued ~16,000 issued
LTM REVENUE : $7.2 Billion $5.4 Billion
TECHNOLOGY
EXCELLENCE:
CVD, PVD, Epi, Implant, CMP,
Anneal, Conductor Etch,
Defect Review, Display CVD,
Display PVD
Track, Furnace, Wet Clean,
Dielectric Etch,  ALD,
Wafer Prober, Display Etch,
Display Track
INSTALLED BASE: 33,000 tools 54,000 tools

1
2

New Company Structure
Headquarters
and
Listings
Dual headquarters in Santa Clara and Tokyo
Dual listing on Nasdaq and Tokyo Stock Exchange
Incorporated in the Netherlands
Leadership
Team
Chairman: Tetsuro Higashi
Vice Chairmen: Mike Splinter and Tetsuo Tsuneishi
CEO: Gary Dickerson
CFO: Bob Halliday
Board of
Directors
Single Board structure with eleven directors
(seven independent)
Five Applied Materials nominated directors
(three independent)
Five Tokyo Electron nominated directors
(three independent)
One additional independent director to be
mutually agreed

Transistor
Interconnect
Memory
Patterning
Packaging
Display
DRIVING MAJOR
INFLECTIONS
8
Functions and
features
Battery life
Interface
experience
Form factors
At the right cost
WAR FOR
MOBILITY
ENABLED BY OUR
TECHNOLOGY
Precision
Materials
Engineering
and Patterning
innovation
Device
Performance
and Yield
solutions

GENERATIONAL INCREASES IN NEW MATERIALS
3D memory transition
shifts spending to
Materials Deposition
and Etch
3Xnm  1Xnm  1Ynm  3D NAND
Materials Complexity
is increasing in Logic
THERMAL
&
IMPLANT
CVD ETCH LITHO
Source:  Customer Presentations

130nm 90nm 65nm 45nm 32nm 22nm
3X 1X 1Y3D 3X 1X 1Y3D 3X 1X 1Y3D 3X 1X 1Y3D

Precision
Materials
Engineering
and
Patterning
Precision films
Precision materials removal
Materials modification
Interface engineering
Scaling engineering
High-k films
Selective Epitaxy
Reflow PVD
Semi-batch ALD
Integrated ALD
Millisecond anneal
Porous low-k films
Multi-patterning
Conformal doping
Co-implants
Film Treatments
Staircase etch
Hard mask films
Metal CMP
OPPORTUNITIES
TO COMBINE COMPLEMENTARY COMPETENCIES FOR CUSTOMERS
Deposition, etch and clean  • No queue time  • No vacuum break
HARC etch
Flowable CVD

A New Global Innovator in

MAJOR INFLECTIONS

DIFFERENTIATED AND SUSTAINABLE SOLUTIONS

APPLIED MATERIALS
TOKYO ELECTRON

High Speed,
Low Leakage
TRANSISTORS
Low Resistance
and Reliable
INTERCONNECT
3D NAND
Memory
LOW-COST
SCALING
Enabled by Patterning
Anneal
CMP
CVD
Epi
Furnace
Implant
PVD
Track
Wet Clean
CMP
CVD
Dielectric Etch
PVD
Wet Clean
Spin-on Dielectric
ALD
CMP
Conductor Etch
Dielectric Etch
CVD
Furnace
Selective Material
Removal
Wet Clean
Gas Chemical
Etch
ALD
Brightfield
Inspection
CVD
Defect Review
Dielectric Etch
Track
Wet Clean
Field Support, Spare Parts and Device Performance and Yield Services
Broadest Portfolio
to Address Customers’ Challenges

KEY: Tokyo Electron, Applied Materials

Combined Expertise in Etch
E-chucks
Chamber
matching
Chemistry
Source Technology
Chamber design
Heaters
Integrated metrology
Best Known Methods
Chemical delivery
Selective
Material Removal
New $1B Opportunity²
Dielectric Etch
(Tokyo Electron)
>$1.5B Market¹
Conductor Etch
(Applied Materials)
>$2.2B Market
1: Source - Dataquest 2012, 2 Source  - Applied Analyst Meeting 2013

Combination increases value for shareholders and
customers,
and more opportunities for
employees

Major mobility inflections are enabled by
materials innovation
and
low-cost scaling
Accelerating
Profitable Growth
Expanded capabilities in precision materials
engineering and patterning
will solve
customers’
high-value problems better, faster
and at lower cost

Transaction Terms

Exchange Ratio
and
Ownership
Applied Materials shareholders to receive 1.0 share
in new company for each share of AMAT
Tokyo Electron shareholders to receive 3.25
shares in new company for each share of TEL
Applied Materials shareholders: ~68%
Tokyo Electron shareholders: ~32%
Transaction
Structure
Applied Materials and Tokyo Electron to
combine into a new company incorporated
in the Netherlands
Conditions
and
Timing
Applied Materials and Tokyo Electron shareholder
approval, regulatory approvals and other
customary conditions
Expected close in mid- to second half 2014

Combined portfolio
of strong products
and ability to
invest in highly
differentiated
products
Significant
opportunities to
grow services
business
Expanded
Opportunity
Mutual commitment
to improve
profitability
Accretive to
non-GAAP EPS
exiting first full fiscal
year following close
$500M of pre-tax
operating synergies
in 3    full fiscal year
Profitable
Growth
$3B share
repurchase
post-closing, with
intent to execute
within 12 months
Company structure
enhances ability to
increase cash
returns to investors
Value Creation for Customers and Shareholders
rd
Cash
Returns

Extensive Integration Experience

Tried and tested
integration practices
Dual headquarters and
CEO to relocate to Tokyo
Integrated Board of Directors
Combine best practices to
achieve ‘faster, better and at
lower cost’
Process Shared Values
Global perspectives
and cultures
Strong heritage of
customer service and
technical innovation
Strong commitment to
driving improved profitability
Commitment to recruit,
develop and retain industry’s
best and brightest employees

Run-rate
savings
$250M
exiting 1   full
fiscal year
$500M
realized in 3   full
fiscal year
Supply chain efficiencies
Manufacturing efficiencies
Regional Sales and
Service office
enhancement and
optimization
IT spending and corporate
functions efficiencies

Operating Synergies
st
rd

2017 Target Operating Model at $37B WFE
*

revenue
25%
operating
margin
earnings per share
$4.6B
operating
income
* Reflects Semiconductor & Display Equipment and Services Businesses.
CY2017, all numbers are non-GAAP
$18.2B
$2.40

19 Q A

Side-by-Side Financials

Trailing Twelve Months
$B, Non-GAAP
Applied
Materials
Tokyo
Electron
Combined
Revenue $7.2 $5.4 $12.6
Gross Profit $3.0 $1.7 $4.7
GM % 41.3% 31.1% 36.9%
Opex $2.1 $1.7 $3.8
Opex % 29.8% 31.5% 30.5%
Operating Income $0.8 $(0.0) $0.8
Operating Margin % 11.5% -0.5% 6.3%
Net Income $0.6 $(0.0) $0.6
1
2
1 Based on trailing twelve months ending July, 2013  See GAAP to Non-GAAP reconciliation at the end of the slides.
2 Based on trailing twelve months ending June, 2013. See GAAP to Non-GAAP reconciliation at the end of the slides.

Non-GAAP Pro Forma Reconciliation

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP ADJUSTED RESULTS
Twelve months ended Twelve months ended
($B, Trailing twelve months) July 28, 2013 June 30, 2013
US GAAP Japan GAAP
Reported gross margin 2,782 $                     1,686 $                     4,468 $
Certain items associated with acquisitions 172 1 173
Acquisition integration and deal costs 3 - 3
Non-GAAP adjusted gross margin 2,957 $                     1,687 $                     4,645 $
Non-GAAP Adjusted Operating Income
Reported operating income (loss) (278) $                      (65) $                        (343) $
Impairment of goodwill an intangible assets 699 - 699
Certain items associated with acquisitions 209 40 249
Acquisition integration and deal costs 40 - 40
Restructuring charges and asset impairments 157 - 157
Loss (gain) on sale of assets (4) - (4)
Non-GAAP adjusted operating income 823 $                       (25) $                        798 $
Non-GAAP Adjusted Net Income
Reported net income (loss) (442) $                      (34) $                        (476) $
Impairment of goodwill an intangible assets 699 - 699
Certain items associated with acquisitions 209 40 249
Acquisition and deal related costs 40 - 40
Restructuring charges and asset impairments 157 2 159
Impairment of strategic investments 19 - 19
Loss (gain) on sale of assets (4) (11) (15)
Reversal of allowance for doubtful accounts - (6) (6)
Loss on liquidation of subsidiaries - 2 2
Reinstatement of federal R&D tax credit (13) - (13)
Resolution of prior years' income tax filings (19) - (19)
Income tax effect of non-GAAP adjustments (85) (2) (87)
Non-GAAP adjusted net income 561 $                       (10) $                        551 $
APPLIED
MATERIALS, INC.
TOKYO
ELECTRON
Combined
Pro Forma
Non-GAAP Adjusted Gross Margin

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the
“Business Combination”) and the transactions related thereto.  These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things.  Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements.  These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation
(including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business
Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements;
Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange
Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof.  Except as required under applicable law, none of Applied Materials, Tokyo Electron or
HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation
This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It
Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4
(the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron.  The definitive Registration Statement will contain important information about the proposed Business Combination and related matters.  SECURITY HOLDERS ARE URGED AND ADVISED TO
READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE.  The Registration Statement
and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039,
Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied
Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron's Public
Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron's Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation
Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business
Combination.  Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’
Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on
January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012.  These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S
1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied
Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business
Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause
HoldCo to file with the SEC.